

Mail Stop 3561

June 5, 2006

Duravest, Inc.
Attn: Dr. Ogan Gurel
101 N. Wacker Drive, Suite 2006
Chicago, IL 60606

> **Re: Duravest, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed June 1, 2006**
> **File No. 000-27489**

Dear Dr. Gurel:

    We have reviewed your amended filing and have the following additional comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please provide to us courtesy copies of the letter you received from the predecessor accountant announcing its resignation and the formal letter expressing its concern about the Bulletin Board's delisting deadline. Submit also the appendix to the latter correspondence that sets forth the information and documents the auditor requested to complete its audit of the 2005 financial statements.

2.   Please explain to us in sufficient detail why you were unable to provide the requested documents and information to the auditor.

3.   The staff notes that your predecessor accountant is Canadian and that you are a domestic registrant. We interpret Article 2 of Regulation S-X to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States. If you are

planning to engage an auditor who is not licensed in the US, we encourage you to consult with the staff prior to the engagement. The factors that the staff considers in evaluating this matter include the location of a registrant's assets, revenues and operations; the location of the auditor; the location of the registrant's management and accounting records; and the country or countries within which the majority of the audit work will be conducted.

4.   Please provide, as previously requested, the following acknowledgements:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     As appropriate, please respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, please call Blaise Rhodes at (202) 551-3774.

                                        Sincerely,

                                        Blaise A. Rhodes
                                        Staff Accountant